UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 1)

________________________

ASTA FUNDING, INC.
 (Name of Subject Company)
________________________

MPF INVESTCO 4, LLC
(Offeror)
A direct, wholly-owned subsidiary of
THE MANGROVE PARTNERS MASTER FUND, LTD.
(Parent of Offeror)
____________________________________

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
_________________________

046220109
(CUSIP Number of Class of Securities)
________________________

NATHANIEL AUGUST
645 Madison Avenue, 14th Floor
New York, New York 10022
(646) 450-0418
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

Transaction Valuation*	Amount of Filing Fee**

$27,000,000	$2,718.90

*
Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 3,000,000 (the maximum number of shares of common stock of subject company estimated to be acquired by Offeror) by $9.00 (the purchase price per share offered by Offeror).

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2016, multiplying the transaction value by .0001007.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,718.90	Filing Party:	MPF InvestCo 4, LLC and The Mangrove Partners Master Fund, Ltd.
Form or Registration No.:	Schedule TO (File No. 005-44713)	Date Filed:	March 22, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒    third-party tender offer subject to Rule 14d-1.
☐    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by MPF InvestCo 4, LLC, a Delaware limited liability company (the “Purchaser,” “MPF InvestCo 4,” “we,” or “us”), who is a direct, wholly-owned subsidiary of The Mangrove Partners Master Fund, Ltd., a Cayman Islands exempted company (the “Parent”). This Schedule TO relates to the offer by the Purchaser to purchase up to 3,000,000 outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Asta Funding, Inc. (the “Company”), at $9.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect all the items of this Schedule TO.

The following amendments and supplements to the Items of the Schedule TO are hereby made.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

As a result of the Company’s announcement of a “Dutch Auction” tender offer of shares of its own Common Stock, the following condition contained in Section 14 (“Conditions of the Offer”) of the Offer to Purchase has been triggered and is hereby waived:

The Company has proposed the acquisition or other reduction in the number of, outstanding Shares or other securities.

The following condition is hereby added to Section 14 (“Conditions of the Offer”) of the Offer to Purchase:

The terms and conditions of ASTA Funding’s “Dutch Auction” tender offer must be acceptable to us.

We will make this determination following our review of all definitive documentation with respect to the ASTA Funding “Dutch Auction” tender offer.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Item 6 of the Schedule TO is hereby amended and supplemented as follows:

(c)(1)-(7) Plans. Section 11 (“Purpose of the Offer”) is hereby amended to added the following Plan:

As a result of the Company’s announcement of a “Dutch Auction” tender offer of shares of its own Common Stock and the Company’s unfair characterizations of our Offer we intend to seek representation on the Company’s Board of Directors.  Such Board representation is not a condition to the Offer.  We are concerned that through its announced “Dutch Auction,” the Company is attempting to cement control of the Company in the Stern family.  To date we have not had discussions with the Company with respect to Board representation, but we intend to engage in such discussions soon.  In the event that the Company refuses to voluntarily provide us with Board representation or provide us with Board representation we deem satisfactory, we reserve all rights to seek the representation we deem appropriate.  We believe that the Company and its management have been misleading about our Offer by stating in its Schedule 14D-9 Solicitation/Recommendation Statement that our Offer is “opportunistic and would transfer current and future value of Asta to Mangrove at a price we believe does not represent the value of Asta’s assets, business and prospects” and “It is clear that the Mangrove Offer seeks to take advantage of a dip in Asta’s stock price.”  We believe the following table showing the total return, including dividends, of the Company’s stock price prior to March 1, 2016, the day prior to the filing of our original Schedule 13D, clearly supports our view of the Company’s management and its long-term track record of underperformance:

	1Yr	3Yr	5Yr	10Yr
	Daily	Daily	Daily	Weekly
	3/1/2015-3/1/2016	3/1/2013-3/1/2016	3/1/2011-3/1/2016	3/03/2006-02/26/2016
	1Yr	3Yr	5Yr	10Yr
IWM Equity	-13.13%	20.30%	40.35%	61.67%
ASFI US Equity	-12.04%	-22.07%	-8.95%	-76.88%

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit:

(a)(5)(ii)	Text of press release issued by Purchaser, dated April 5, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 5, 2016

THE MANGROVE PARTNERS MASTER FUND, LTD.

By:	MANGROVE PARTNERS as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MPF INVESTCO 4, LLC

By:	THE MANGROVE PARTNERS MASTER FUND, LTD. as Sole Member

By:	MANGROVE PARTNERS as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

EXHIBIT INDEX

(a)(5)(ii)	Text of press release issued by Purchaser, dated April 5, 2016.